IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA



CLEARFIELD BANK & TRUST                              :
COMPANY,                                             :
                                                     :
                  Plaintiff,                         :
                                                     :
PENN LAUREL FINANCIAL                                :
CORPORATION and CSB BANK,                            :
                                                     :
                  Intervening Plaintiffs,            :
                                                     :
         v.                                          :Civil Action No. 99-180J
                                                     :
OMEGA FINANCIAL CORPORATION,                         :
                                                     :
                  Defendant.                         :




                               OPINION and ORDER

D. BROOKS SMITH, District Judge

I. Introduction

     In the instant case, this court gets a closeup view of the Darwinian struggle that today animates most merger and acquisition activity in the commercial banking field. Any merger brings to the fore the sometimes converging and sometimes conflicting interests of target and suitor, shareholder and incumbent management. This case is no exception. It presents a pending merger with intervenor bank which plaintiff wishes to consummate and which defendant hopes to defeat. Plaintiff charges that defendant has violated both federal securities law and state banking law in its aggressive efforts to buy shares of plaintiff's common stock directly from some of plaintiff's shareholders. Plaintiff further contends that defendant's conduct warrants the grant of injunctive relief. Meanwhile, a September 20 meeting of plaintiff's shareholders looms,(1) at which the planned merger will be presented for approval. As appears from the following, this court's ruling will have profound implications for the market in plaintiff's shares, and for plaintiff and intervenor as on-going entities.

     Having conducted an evidentiary hearing on August 24 and 25, the following constitute my findings of fact and conclusions of law.

II. Facts and Procedural History

     Clearfield Bank & Trust Company ("Clearfield") is a Pennsylvania-chartered bank and trust company that has served Clearfield County, Pennsylvania since 1902. Exh. P-1, at 1; exh. P-4, at 1. Clearfield conducts business through six offices in Clearfield County, including its

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(1)  The meeting, originally scheduled for September 8, was re-scheduled by plaintiff after the evidentiary hearing was concluded because no adjudication had yet been handed down.

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corporate office in the borough of Clearfield. Exh. P-4, at 1. "As of March
31, 1999, the bank had total assets of approximately $183.4 million...." Id.

     CSB Bank ("CSB"), a Pennsylvania-chartered banking institution, also serves Clearfield County. It conducts business through five offices, including its corporate headquarters in Curwensville, Pennsylvania, a community located five miles from the borough of Clearfield. Exh. P-4, at 2; test. of Butler. Approximately four years ago, Clearfield entertained the possibility of merging with CSB Bank and its parent, Penn Laurel Financial Corporation ("Penn Laurel"), because neither institution could sustain adequate growth in the community without a larger lending base. Test. of Butler. CSB is the only bank owned by Penn Laurel, a registered bank holding company which, as of March 31, 1999, had total assets of approximately $134.9 million. Exh. P-4, at 2.

     CSB, in Clearfield's view, was a potential merger partner because it shared Clearfield's conservative philosophy and commitment to the community, and enjoyed a greater growth rate. The initial investigation into a merger agreement between the companies did not lead to an agreement. Test. of Butler. The possibility of a merger resurfaced two years later, in 1997, and a definitive Agreement and Plan of Reorganization (hereafter referred to as the "Merger Agreement") was executed on December 31, 1998 by Clearfield, CSB and Penn Laurel. Exh. P-1, test. of Butler.

     The Merger Agreement states that "Penn Laurel, CSB and Clearfield wish to affiliate through a business combination to form a stronger, more effective community financial institution." Exh. P-1, at 1. It explains that Clearfield would merge with CSB and that the resulting bank would bear the name Penn Laurel Bank & Trust. Id. Under the terms of the

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Merger Agreement, "each share of Clearfield Common Stock issued and outstanding"
immediately before the effective date of the merger would be "converted into and become, without any action on the part of the holder thereof, the right to receive .97 shares of Penn Laurel Common Stock." Id. ss.2.1(a) at 2. If the merger transaction is not consummated by October 31, 1999, the Merger Agreement automatically terminates, "unless extended, in writing, prior thereto." Id. ss.9.1(d) at 49.

         The merger was conditioned upon the approval of the Federal Reserve Board, the Pennsylvania Department of Banking, and the Federal Deposit Insurance Corporation, as well as the shareholders of Clearfield, CSB and Penn Laurel. Exh. P-1, ss.8.1(a) at 40. The approval of this merger requires "66 2/3% of the outstanding shares at Clearfield and 75% at Penn Laurel." Exh. P-4, at 3.

         In addition to the necessary approval from the regulatory agencies and the shareholders, the merger is also conditioned upon the transaction's qualifying for a type of accounting treatment known as the "pooling of interest" method. Exh. P-1, ss.8.2(d) at 44; exh. P-4, at 3. The proxy explains that, by applying this accounting method, "we will treat the companies as if they had always been combined for accounting and financial reporting purposes."2 Exh. P-4, at

--------

(2) The pooling of interest accounting method is one of two generally accepted methods to be used when two or more businesses combine. Anthony Phillips et al., Basic Accounting for Lawyers, ss.10.02, at 121 (4th ed. 1988). This method is used when two enterprises combine their resources into a new enterprise. Each of the participants is a part of the new enterprise; the participants conduct business as a single enterprise after they combine. Because there is no buyer, the assets and liabilities are carried forward into the combined enterprise's financial statement at their book values, so there are no new values for tax purposes. No

                                                                  (continued...)



                                       4


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4. Under this method, if the shareholders of "more than 10% of the outstanding shares of Clearfield exercise dissenter's rights, the accounting conditions [for the pooling of interest method] will not be met. If this occurs, the merger will not be completed." Exh. P-4, at 3. The Merger Agreement, however, specifically provides that the dissenting shareholders shall not exceed nine percent of the issued and outstanding shares and acknowledges that dissenting shareholders will be entitled to exercise their rights as provided under the law. Exh. P-1, ss.8.1(i) at 42; ss.10.1 at 50.

     If the merger is successful, "the former Clearfield shareholders will hold approximately 61.03% of all outstanding Penn Laurel common stock and the current Penn Laurel shareholders will hold approximately 38.97% of the combined entity." Exh. P-4, at 2. From the perspective of the Clearfield board of directors, the merger is beneficial because Clearfield will remain locally controlled and the value of its stock should increase. Test. of Butler. In addition, the merged entity would possess the largest market share of any bank in Clearfield County. As a result, the merger should enable the resulting bank to contribute to growth in the community while enhancing shareholder value. Exh. P-4, at 25; test. of Butler, Wood, Downs.

     The merger transaction agreed to among Clearfield, CSB and Penn Laurel was the subject of a press release. Timothy Anonick, an investment banker who had performed services

----------

(2) (...continued)

          goodwill appears in the combined financial statements because there has been no purchase.

Id. ss.10.02(a) at 122, see also Allegheny Energy, Inc. v. DQE, Inc., 171
F.3d 153, 156 n.4 (3d Cir. 1999). The conditions which must be met to qualify for the pooling of interest method have been "interpreted very strictly by the accounting profession[.]" Phillips, supra, ss.10.03, at 123. As a result, accounting for business combinations by the pooling of interest method is "very rare." Id.


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

for Clearfield in the past, read the press release in January of this year and was "confused" by the proposed merger because he understood that Clearfield was not interested in merging with any other institution. Test. of Anonick. He contacted Clearfield's then-President and CEO, Sherwood Moody, to offer his consulting services. Moody declined, explaining that Ryan, Beck & Company, another investment banking firm, had already been retained.

     Anonick contacted Moody again in February to obtain further details about the merger. He also accessed the Merger Agreement on the Internet in early April. After reviewing the terms of the merger, Anonick concluded that the terms of the transaction were not "that good" because the proposed deal was, in his words, not a takeover but a "take-under" by a smaller bank. He contacted Moody again--this time in April--to express his concerns. Upon learning from Moody that some shareholders were unhappy with the terms of the merger, Anonick decided to find out if any other banks would be interested in acquiring Clearfield. In a conversation with Steve Martz, the chief operating officer of Omega Financial Corporation ("Omega"), Anonick was advised to speak with David Lee, Omega's CEO and Chairman.

     Anonick met with Lee and Martz on April 27, 1999, and was later retained to help Omega acquire Clearfield. Working with bankers from Omega, Anonick analyzed Clearfield and arrived at a exchange price. With the assistance of counsel, he then drafted a letter expressing Omega's interest in acquiring Clearfield. The letter, signed by Lee and dated and delivered on Monday, May 10, 1999, informed the Clearfield board of directors that Omega was aware of the merger transaction with Penn Laurel and pointed out that "some of your shareholders have expressed opposition to the Agreement." Exh. P-2. Lee's letter further


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

advised that Omega was interested in a merger with Clearfield if the Penn Laurel transaction was not completed. Although the letter carefully stated that it did not "constitute an offer or a definitive agreement," it set forth the terms of Omega's expression of interest. Those terms included, inter alia, that (1) Omega would acquire all of the outstanding common stock of Clearfield for $65 per share, (2) Clearfield would be merged into a newly formed, wholly owned subsidiary of Omega whose name would be Clearfield Bank & Trust Company, (3) Clearfield's current board of directors would be retained, with the addition of one or two Omega directors, (4) one of Clearfield's existing directors would join Omega's board of directors, and (5) all full-time "customer contact" employees would be offered full-time employment. The letter concluded as follows:

     Our purpose in writing this letter is to make our interest clear in merging with you if for any reason your current Agreement with Penn Laurel Financial Corp. is terminated pursuant to its terms on October 31, 1999 or earlier. We trust that you will comply with all of your legal obligations under your current Agreement and Plan of Reorganization with Penn Laurel Financial Corp. and CSB Bank. If our understanding of the facts is incorrect in any material respect and you wish to clarify or correct our understanding, please advise us.

Exh. P-2.

     By contacting Moody, Anonick confirmed that the letter was actually received by Clearfield's board of directors on May 10. At the end of the week, Anonick telephoned Moody to determine if the Clearfield board had any questions regarding Omega's expression of interest. Moody advised Anonick that he had been advised by counsel not to speak with him.

     Clearfield did not respond to Omega's letter of interest because the Merger Agreement precluded negotiating with any other institution. Exh. P-1, ss.6.8. Members of Clearfield's board of directors wanted to include Omega's expression of interest in Clearfield's S-4

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

prospectus to be filed with the Securities and Exchange Commission ("SEC"), but deferred to the advice of Penn Laurel's counsel who advised that both Omega's identity and the share price quoted should be excluded from the public filing because Omega's letter was not an offer but simply an expression of interest. What the filed S-4, dated August 2, 1999, did disclose was that the board had received a May 10 letter "from an out-of-town bank indicating that the out-of-town bank had an interest in acquiring the outstanding stock of Clearfield." Exh. P-4, at 25. The S-4 further indicated that the board of directors did not respond to the letter because: (1) it was only an indication of interest and did not contain any binding commitment to acquire Clearfield common stock; (2) the letter, by its terms, was not to be considered unless the merger was unsuccessful; and (3) Clearfield did not want to breach its agreement with Penn Laurel which prohibited discussing merger acquisitions with a third party. Id. at 26.

     Although dated August 2, 1999, the S-4 was available on EDGAR, a computer database, in mid-July, when Anonick accessed it to review Clearfield's disclosure of Omega's expression of interest. In the absence of a specific disclosure identifying Omega's willingness to pay $65 per share should the merger not be completed, Anonick decided to contact Jack Woolridge, one of the disgruntled Clearfield shareholders identified by Moody back in April. Anonick explained the terms of Omega's expression of interest to Woolridge, who said that he had not previously heard them.

     Woolridge, who owned approximately 6,000 shares and was responsible for voting other shares held by family members, had numerous conversations with Anonick during the last days of July. Anonick showed Woolridge a proposed agreement which committed Omega to purchase Clearfield shares at $65 per share from shareholders who committed to vote against the merger and to exercise their dissenters' rights, provided that (1) the Clearfield-CSB-Penn Laurel merger was defeated, and (2) Omega successfully negotiated a merger with Clearfield. Exh. D-B. Woolridge and another shareholder, Attorney Mikesell, objected to the contingent nature of Omega's initial draft agreement, and it was revised to eliminate the contingencies and provide for the payment of $65 per share regardless of whether the Penn Laurel transaction was successful or Omega succeeded in negotiating a future merger with Clearfield. Exh. D-B, D-C, (Para.) 3. Thereafter, a meeting between Woolridge and Anonick was arranged for Monday, August 2, 1999.

     Woolridge suggested that Anonick reserve a meeting room at the Clearfield Best Western so that Anonick could answer questions from shareholders. Anonick and Woolridge arrived at the motel at approximately 1:00 p.m. and were met by 32 or 33 of Clearfield's shareholders. Anonick introduced himself and explained his earlier relationship with Clearfield which had prompted his interest in the pending merger. He revealed to those in attendance that he was now representing Omega, and then reviewed some of the terms of Omega's May 10 letter of interest, emphasizing the $65 per share price and the promise that Clearfield would retain its name.

     The overview of the terms of the May 10 letter was followed by a question and answer period. At some point during the meeting, Anonick made available a form Agreement on Omega letterhead, together with Omega's 1998 annual report, 1998 proxy and 1999 financial statements. The two-page Omega Agreement set forth the following paragraphs:

     1. The undersigned agrees to vote all shares of Clearfield Common Stock which the undersigned owns or controls against the proposed merger of Clearfield with CSB Bank, a subsidiary of Penn Laurel Financial Corp., and to

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

     exercise dissenters right of appraisal with respect to the proposed merger for all of the shares of Clearfield Common Stock designated below.

     2. In the event that he [sic] proposed merger of Clearfield with CSB Bank, a subsidiary of Penn Laurel Financial Corp. is terminated, Omega agrees to promptly attempt to negotiate a merger transaction with the Clearfield Board of Directors. The merger transaction would involve, subject to regulatory approval, the merger of Clearfield into a newly formed wholly owned Omega subsidiary, whose name would be changed to Clearfield Bank & Trust Company. Subject to the provisions of paragraph 4 below, in the proposed merger the holders of Clearfield Common Stock would receive $65 per share and each holder of Clearfield Common Stock would have the option of either (a) Omega Common Stock or (b) cash or
     (c) a combination of Omega Common Stock and cash. At least 51% and not more than 75% of the total consideration must consist of Omega Common Stock, with the balance payable in cash. Those holders of Clearfield Common Stock who elected Omega Common Stock (either in whole or in part) would receive the Omega Common Stock in a tax-free exchange for federal income tax purposes.

     3. Subject to the provisions of paragraph 4 below, Omega agrees to purchase, and the undersigned agrees to sell, the shares of Clearfield Common Stock designated below at the price of $65 per share, payable in cash or by check, at such time as regulatory approval to complete such purchase is obtained by Omega. In lieu of cash, the undersigned may elect to receive Omega Common Stock at the time of the merger of Clearfield with the Omega subsidiary, subject to the limitations set forth in paragraph 2 and paragraph 4. The undersigned warrants and represents to Omega that, upon completion of the purchase, Omega will acquire good title to the shares designated below, free and clear of all liens, claims and encumbrances of any nature whatsoever.

     4. The Omega merger proposal set forth in paragraph 2 above, and the obligations of Omega under paragraph 3 above, both assume that all the information relating to Clearfield set forth in the Form S-4/A (including the exhibits thereto) filed with the Securities and Exchange Commission on July 16, 1999 by Penn Laurel Financial Corp. is true and complete through the date of the purchase set forth in paragraph 3 above, and the proposed merger of Clearfield with the Omega subsidiary.

     5. This Agreement constitutes the entire understanding of the parties and may not be amended, supplemented, waived or terminated except by a written instrument executed by both parties. This Agreement may be executed in counterpart, each of which shall be deemed an original against any party whose


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     signature appears thereon. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their executors, administrators, heirs, successors and assigns. Each party shall be entitled to specific performance of the obligations of the other set forth in this Agreement. The undersigned's offer contained herein shall remain open until 12/31/99.

Exh. D-E.

     Anonick's presentation lasted fifteen to twenty minutes. The shareholders attending the August 2 meeting were invited to sign the Omega Agreement before leaving, or to take copies with them. Some shareholders signed the agreements and turned them in that day; others have since mailed signed agreements to Omega. As of the date of the evidentiary hearing, shareholders holding 20.42% of Clearfield common stock had executed the Omega Agreement. Dkt. no. 9, at 6.

     Clearfield's board knew of Anonick's August 2 meeting with shareholders because John McGrail, Clearfield's Vice President and Trust Officer, notified the bank's new President and CEO, William Wood, that he would be attending. McGrail believed his attendance was necessary to fulfill his fiduciary obligation since Clearfield's trust department managed accounts which held Clearfield shares. McGrail later provided Wood with an overview of the meeting and a copy of the Omega Agreement. A member of Clearfield's board of directors, George Beard, also attended the meeting.

     A special meeting of the Clearfield board of directors was held in the wake of Anonick's August 2 meeting. The board decided to send a letter to its shareholders advising them of what the board considered to be misstatements in the Omega Agreement. The Board also decided that it should now disclose to shareholders that Omega was the "out-of-town-bank" which had expressed an interest in Clearfield, and that the expression of interest

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contemplated a $65 per share price.

     The letter issued by Clearfield's Board of Directors, dated August 9, 1999, urged the shareholders in capitalized text "NOT TO SIGN THE AGREEMENT OR SEND IT TO OMEGA." Exh. P-5. It suggested that the shareholders "consult an attorney before considering any action on the agreement." Id. It further stated:

          Paragraph 1 of the Omega agreement requires you to vote your shares against Clearfield's merger with Penn Laurel and to exercise a dissenter's right of appraisal. If you do so Omega is agreeing further on in the agreement to purchase your shares (under certain conditions). We are concerned that the agreement requires you to exercise dissenter's rights (i.e. offer your shares for sale to Clearfield) and, under paragraph 3 of the same agreement, to sell your shares to Omega. We don't see how you can agree to do both. Omega doesn't explain how.

          We understand that monetary penalties might be imposed under Pennsylvania law on shareholders who exercise dissenter's rights in bad faith or in a vexatious manner. We are concerned that such penalties could be imposed on you if you tender your shares to Clearfield while simultaneously agreeing to sell the shares to Omega.

Exh. P-5.

     The letter also noted that Omega's agreement to purchase the stock was conditioned upon receiving regulatory approval, pointing out that Omega failed to reveal whether it had filed, or intended to file, for such approval. The second page of the letter raised again the question of how a shareholder could tender good title to Omega, asking: "What happens if the Clearfield/Penn Laurel merger goes through? How can you give Omega title to your shares if the shares are either (1) purchased by Clearfield because of your exercise of dissenting shareholder rights or (2) exchanged for Penn Laurel stock?" Exh. P-5.

     In fact, Omega had not yet applied to the Pennsylvania Department of Banking for regulatory approval for its purchase of Clearfield's shares. Not until a letter dated August 12, 1999, did Omega's counsel request approval from the Department of Banking to execute the

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Omega Agreements which had already been signed by holders of approximately 17%
of the outstanding stock of Clearfield. Exh. I-A1. Omega also apprised the Department that the Proxy Statement and Prospectus relative to the pending merger transaction merely referred to Omega's May 10 letter of interest and "failed to reflect the fact that Omega Financial Corporation...offered a price of $65 per share in cash or Omega Common Stock (subject to certain limitations and conditions) for a merger with a subsidiary of Omega Financial Corporation. This price is more than $14 per share higher than the $50.44 offered in common stock of Penn Laurel Financial Corp. (using closing sale prices on July 28,
1999)." Id. The letter included the following explanation of Omega's actions:

     The decision by Anonick Financial Corporation, which is acting as an investment advisor to Omega Financial Corporation, to solicit the enclosed agreements from individual shareholders of Clearfield Bank & Trust Company resulted in part from the unwillingness of Penn Laurel Financial Corp. and Clearfield Bank & Trust Company to state the terms of the more favorable offer from Omega Financial Corporation and allow the shareholders of Clearfield Bank & Trust Company to make an informed decision on the competing proposals.

Id.

     Clearfield's letter to its shareholders urging them not to execute the Omega Agreement was not its only response to the ongoing efforts of Anonick and Omega. On Wednesday, August 11, 1999, Clearfield filed a four-count complaint against Omega in this court, together with a motion for temporary restraining order ("TRO"). Dkt. nos. 1, 2. The complaint alleges that Omega's May 10 letter of interest constitutes a tender offer which included misstatements and omissions of material fact in violation of ss.14(e) of the Securities and Exchange Act of 1934 (hereinafter referred to as "the Act" or "the Williams Act"), 15 U.S.C. ss.78n(e). It also

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asserted that Omega had violated ss.112(b) and (g) of the Pennsylvania Banking
Code ("the Banking Code") by failing to obtain written approval from the Department of Banking before initiating efforts to acquire more than 10% of Clearfield's stock and by "proposing to purchase the Clearfield stock by means of oral communications and literature (including the Omega Offer) which include misstatements and/or omissions of material fact . . . ." Dkt. no. 1, (Para.) 33
(citing 7 P.S. ss.112(b) and (g)). Finally, the complaint set forth state law claims alleging tortious interference with Clearfield's relations with its shareholders and with Penn Laurel. Injunctive relief was the sole remedy prayed for in each count.

     Clearfield's motion for temporary restraining order sought an injunction ordering Omega to:

     (a) refrain from proceeding with any tender offer to Clearfield shareholders seeking the purchase of Clearfield shares, or from offering to purchase Clearfield common stock or otherwise communicating with Clearfield shareholders for the purpose of offering to purchase Clearfield stock, prior to the shareholder vote on the proposed merger between Clearfield and Penn Laurel Financial Corporation, [then] scheduled for September 8, 1999;
     (b) withdraw any outstanding offers to purchase shares of Clearfield stock until the shareholder vote on the proposed merger; and
     (c) rescind any agreements with Clearfield shareholders to purchase shares of Clearfield stock which involve or are related to the pledge of the Clearfield shareholders to vote against the proposed merger between Clearfield and Penn Laurel and/or to exercise dissenting shareholders right of appraisal.


Dkt. no. 2, (Para.) 4. The motion for TRO was denied after argument conducted on Tuesday, August 17, 1999. Dkt. no. 6.

     The day before the hearing on the preliminary injunction hearing commenced, Clearfield and Penn Laurel filed with the SEC a document entitled "Supplemental Information to Shareholders." Exh. D-A. The supplement states:

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         On Monday August 2, 1999, Omega Financial Corporation held a meeting to which were invited over 30 selected shareholders of Clearfield. The attendees represented about 13% of the outstanding shares of Clearfield. At the meeting, an Omega representative handed out a form and asked those in attendance to sign and return the form to Omega. The form is an apparent tender offer for shares of Clearfield common stock. Since the meeting, we understand that Omega has solicited more Clearfield shareholders to execute the form and enter into an agreement with Omega. For the reasons stated in this supplement, the board of Directors of Clearfield urges its shareholders not to sign the Omega agreement. The Clearfield Board of Directors sent a letter to its shareholders on August 9, 1999, in response to Omega's attempts to solicit Clearfield shareholders to sign the Omega agreement. A copy of that letter is attached as Exhibit A. If you have not already read the letter, we urge you to take a few minutes to read it now.

Id. the board commented that "the advantages of the Penn Laurel transaction are disclosed in great detail in the proxy statement/prospectus and the Clearfield Board of Directors continues to believe that the creation of a strong community bank will benefit its shareholders, its customers and the community more than the alternative of being acquired by a larger out-of-town institution." Id.

     Penn Laurel and CSB sought to intervene in the instant proceeding,(3) dkt. no. 10, and that motion was granted prior to the August 24 evidentiary hearing on Clearfield's request for a preliminary injunction. During the hearing, the parties stipulated that the "Pennsylvania Department of Banking has not yet approved any acquisition of Clearfield stock by Omega." Stipulation #3. Wood, Clearfield's new President and CEO, has acknowledged that regulatory approval from the Pennsylvania Banking Department and the Federal Deposit Insurance Corporation has yet to be granted for the Clearfield-CSB-Penn Laurel merger. Such approval is expected prior to the shareholders' meeting. See also exh. P-4 at 59 (application for approval

--------

(3) Two individual shareholders joined in this motion to intervene. The motion was denied as to these shareholders pursuant to Fed. R. Civ. P. 24(a) and
     (b). Dkt. no. 10.

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from Pennsylvania Department of Banking filed July 8, 1999).

     The preliminary injunction hearing concluded on August 25, and the parties agreed to consolidation of that matter with trial on the merits, pursuant to Fed. R. Civ. P. 65(a)(2).

     On August 26, 1999, Omega directed a letter to the Clearfield shareholders who had evinced an interest in selling their shares to Omega by signing the two-page agreement earlier in the month.(4) The Omega letter advised, inter allia, that it could not execute any of the two- page agreements until it received approval from the Pennsylvania Department of Banking, and that such approval could take "many months." Shareholders were advised that they were free to withdraw their signed agreements within ten days of the letter if they "were not aware of the necessity of such regulatory approvals or for any other reason." The Omega letter also informed Clearfield shareholders of an eventuality not addressed in the two-page agreement: "if the merger with Penn Laurel becomes effective, the two page agreement would be null and void because you would no longer be able to transfer title to your Clearfield shares to Omega." Exh. D-F.

III. Clearfield's Claims

     Clearfield contends that the Omega Agreement violates the antifraud provisions of the Williams Act because it is "riddled with misrepresentations and material omissions of fact which would mislead a shareholder" in deciding how to vote on the merger transaction. Dkt. no. 15, at 9. The thrust of Clearfield's argument is that the Omega Agreement is misleading because a shareholder cannot both exercise his dissenter's rights and tender his stock to Omega

--------

(4) At a case conference conducted in my chambers on September 3, all parties agreed that the August 26, 1999 letter should be made part of the record and marked as exh. D-F.

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

in exchange for the $65 per share price. Clearfield argues that a shareholder's exercise of dissenter's rights requires that he tender his stock to Clearfield after the shareholder meeting, thereby precluding the shareholder from tendering the stock to Omega. Clearfield also asserts that Omega's failure to reference in its two-page agreement that it must obtain regulatory approval before purchasing the Clearfield shares and the time factor involved in obtaining such approval are material omissions.

     In addition, Clearfield submits that the Omega Agreement is misleading because: (1) it fails to identify at what point in time the Omega stock would be valued should a merger be negotiated; (2) it does not address what would happen if too many Clearfield shareholders opted to take cash in the event of a merger with Omega; (3) it makes Omega's obligation to perform contingent on financial information which is not current; (4) it does not discuss the possibility that the rejection of the Penn Laurel merger may leave Clearfield without any potential merger partner in the future; and, (5) it does not advise shareholders that they may be subject to penalties for exercising their dissenters' rights in bad faith or in a vexatious manner. Dkt. no. 15, at 9-11.

     Penn Laurel and CSB join Clearfield in contending that the Omega Agreement violates ss.14(e). They, too, focus upon dissenters' rights and the lack of discussion regarding the need for regulatory approval. The agreement is also misleading, according to Penn Laurel and CSB, because it: (1) asserts that Clearfield will retain its name in the event of a merger; (2) fails to inform shareholders that the receipt of cash would be a taxable event; (3) suggest that Omega's proposal was superior to the planned Clearfield/Penn Laurel transaction;
(4) does not identify at what point in time Omega's stock would be valued in the event of a merger; (5) fails to provide the shareholders with a fairness opinion regarding any Clearfield/Omega merger that would be negotiated; (6) does not discuss the source of Omega stock to be used for an exchange in the event of a merger; (7) does not apprise shareholders of their potential liability for "claims of fraud or intentional interference with contract"; (8) fails to disclose Anonick's success fee; and (9) does not provide "[a]ll of the other information required by SEC's regulations ss.240.14d- 100." Dkt. no. 17, at 14-21.

     Omega denies that its agreement was misleading, and vigorously challenges the applicability of the Williams Act to the instant case. Alternatively, Omega argues that even if its two-page agreement was misleading, its August 26 letter cured any deficiencies so that injunctive relief is not necessary. Moreover, it asserts that scienter is required under ss.14(e) and that Clearfield and the intervenors have failed to prove that Omega had the requisite state of mind to warrant injunctive relief.

     While the bulk of the parties' arguments address liability under the federal securities laws, Clearfield, Penn Laurel and CSB contend that equitable relief is equally warranted under the Pennsylvania Banking Code. 7 P.S. ss.112
(b) and (g). They claim that Omega violated the Code by seeking to acquire more than ten percent of outstanding Clearfield shares without first having obtained regulatory approval. For its part, Omega argues that it has not violated the law because it has not signed any of the two-page documents, and because the agreement is part of a merger proposal which is exempt from the Banking Code's regulatory approval requirements. Dkt no. 16, at 24-25.

IV. Applicability of the Williams Act

     A. Are "unregulated tender offers" subject to Section 14(e)?

     Omega argues first that, even if this Court concludes that its written offer to shareholders constitutes a tender offer, the Act was not intended to reach "privately negotiated intrastate agreements," dkt. no. 16, at 3, such as the one at issue here. Moreover, Omega points out, there is no Third Circuit authority holding that section 14(e) applies to transactions in unregistered stock.

     Omega's attempt to establish a public/private dichotomy in shareholder trading upon which applicability of the Williams Act hinges is unsupported by either caselaw or the plain language of the statute. And even in the absence of Third Circuit precedent, the one circuit to speak directly to this issue has rejected the position espoused here by Omega. In L.P. Acquisition Co. v. Tyson, 772 F.2d 201, 208 (6th Cir. 1985), the Sixth Circuit reasoned:

     First, the plain language of the statute refers to "any tender offer." Second, as the remaining subsections of 15 U.S.C. ss.78n demonstrate, Congress clearly knew how to limit the applicability of legislation to a particular class of tender offers when it so intended. Third, the Securities and Exchange Commission, the agency with expertise in the area, has found that "[t]he broad antifraud provisions of Section 14(e) are applicable to any tender offer." Securities Act Release No. 6022 (February 5, 1979). Fourth, the Supreme Court has described 14(e) as "a general antifraud provision," MITE, 457 U.S. at 633 n.8, and the Third Circuit has found that "unlike the proxy regulations of section 14(a) and the disclosure requirements of 14(d), the anti-fraud proscriptions contained in section 14(e) apply to any class of security." E.H.I. of Florida, Inc. v. Insurance Co. of North America, 652 F.2d 310, 315 (3d Cir. 1981).

     The Sixth Circuit's analysis is thorough and persuasive. The rather cheeky observation by the authors of a treatise cited by Omega that Congress' "omission in ss.14(e) [of a registration requirement] was apparently inadvertent, " see 5 Louis Loss and Joel Seligman,

Securities Regulation 2250 n.399 (3d ed. 1990), is too thin a reed upon which to rest a convincing argument.

     Although it may be the exception to apply the Williams Act to private transactions of stock in small companies which have a limited number of shareholders, "the caselaw clearly gives courts the discretion to apply the Act if its protections are needed." Iavarone v. Raymond Keyes Associates, Inc., 733
F. Supp. 727, 733 (S.D.N.Y. 1990) (citations omitted). Here, neither the fact that the agreement was privately negotiated nor the fact that it dealt with unregistered stock removes the transaction from the reach of ss.14(e).

     B. Is the Omega Agreement "Tender Offer"?

     The parties agree that if the Omega Agreement does not constitute a "tender offer," the protections of the Williams Act do not apply. The purpose of the Act is clear:

     The Williams Act [(amending the Exchange Act)]...was the congressional response to the increased use of cash tender offers in corporate acquisitions, a device that had "removed a substantial number of corporate control contests from the reach of existing disclosure requirements of the federal securities laws." The Williams Act filled this regulatory gap.

Edgar v. Mite Corp., 457 U.S. 624, 632 (1982) (citing Piper v. Chris-Craft Indus. Inc., 430 U.S. 1, 22 (1977)). In Edgar, the Supreme Court observed that there was no question that "Congress intended to protect investors" in enacting the Williams Act, id. at 633, which insures "'that public shareholders who are confronted by a cash tender offer for their stock will not be required to respond without adequate information.'" Piper, 430 U.S. at 35 (quoting Rondeau
v. Mosinee Paper Corp., 422 U.S. 49, 58 (1975)). Yet Congress provided more than just disclosure requirements in the Act. "Besides requiring disclosure and providing specific benefits for tendering shareholders, the Williams Act also contains a broad antifraud prohibition...."  Id. at 24 (citing 15 U.S.C.ss.78n(e)).

     While the purpose of the Act is clear, the type of transaction it seeks to regulate does not lend itself to easy definition. "Neither the Williams Act nor the SEC's regulations defines 'tender offer.'" Lerro v. Quaker Oats Co, 84 F.3d 239, 246 (7th Cir. 1996). Various courts have referred to this lack of statutory guidance as each has struggled to decide whether or not the transaction confronting it was indeed a "tender offer." See E.H.I. of Florida, Inc. v. Insurance Co. of North America, 52 F.2d 310, 315 (3d Cir. 1981); Kahn v. Virginia Retirement System, 783 F. Supp. 266, 269 (E.D. Va. 1992); In re Gen. Motors Class E Stock Buyout Sec. Litig., 694 F. Supp. 1119, 1129 (D. Del. 1988); Holstein v. UAL Corp., 662 F. Supp. 153, 155 (N.D. Ill. 1987). To quote Judge Easterbrook, the term "has been frustratingly difficult to encapsulate." Lerro, 84 F.3d at 246. One district court established an eight-factor test for determining what constitutes a tender offer. Wellman v. Dickinson, 475 F. Supp. 783 (S.D. N.Y. 1979), aff'd on other grounds, 682 F.2d 355 (2d Cir. 1982). The factors are:

     (1) active and widespread solicitation of public shareholders for the shares of issuer; (2) solicitation made for a substantial percentage of the issuer's stock; (3) offer to purchase made at a premium over the prevailing market price; (4) terms of the offer are firm rather than negotiable; (5) offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) offer open only a limited period of time; (7) offeree subjected to pressure to sell his stock[; and,
     (8)] public announcements of a purchasing program concerning the target company precede or accompany rapid accumulation of large amounts of the target company's securities.

475 F. Supp. at 823-24 (citing Hoover Co. v. Fuqua Corp., No. C79-106 2A,
1979 WL 1244, *4 (N.D. Ohio June 11, 1979), which set out the same test a month earlier). The Second Circuit later refused to elevate this list to "a mandatory 'litmus test,'" reasoning that in any given case of solicitation may constitute a tender offer even though some of the eight factors are absent or, when many factors are present, the solicitation may nevertheless not amount to a tender offer because the missing factors outweigh those present.

Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 57 (2d Cir. 1985). The applicability of the Williams Act, the court concluded, should be determined by looking to its statutory purpose, that is, "whether the particular class of person affected need the protection of the Act." Id. (citing SEC v. Ralston Purina Co., 346 U.S. 119 (1953)). Yet this seems, at first blush, more tautology than test. Accordingly, the Hanson court found the eight factors "relevant for purposes of determining whether a given solicitation amounts to a tender offer." 774 F.2d at
57. The court also declared that:

     An offering to those who are shown to be able to fend for themselves is a transaction "not involving any public offering." Similarly, since the purpose of ss.14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a "tender offer" within the meaning of ss.14(d) turns on whether, viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of that statue are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.

Id. (citation and internal quotation marks omitted); see also Rand v. Anaconda-Ericsson, Inc., 794 F.2d 843, 848 (2d Cir. 1986) (finding case "directly controlled" by standard set forth in Hanson Trust). Other courts have continued to recognize the Wellman eight-factor test in determining whether an outsider's bid for control constitutes a tender offer. Pin v. Texaco, Inc. 793 F.2d 1448, 1454 (5th Cir. 1986) (taking both tests into account); Anago Inc. v. Tecnol Medical Products, Inc., 792 F. Supp. 514, 516-17 (N.D. Tex. 1992) (applying both the eight-factor test and the Hanson test); Weeden v. Continental Health Affiliates, Inc. 713 F. Supp. 396 (N.D. Ga. 1989).

     In examining the totality of the circumstances in this case to determine if there has been a tender offer, Clearfield, CSB and Penn Laurel contend that the Omega Agreement made available to the shareholders during the August 2 meeting contains various misrepresentations and omissions. There is no claim that Omega's May 10 letter of interest to Clearfield's board runs afoul of ss.14(e).

     I begin by addressing the factors set forth in Wellman. I consider the first factor, whether there was active and widespread solicitation of public shareholders for the shares of the issuer, to weigh slightly on the side of a tender offer. Omega initially transmitted a confidential letter of interest to Clearfield's board in May 1999. Neither Omega nor its agent, Anonick, were active until Clearfield's filing with the SEC failed to disclose both the fact that the letter of interest received from an "out-of-town bank" was from Omega, headquartered in the borough of State College in contiguous Centre County, and that the proposed price per share was $65.00. This led to the Omega Agreement being drafted and to Anonick's contact with Woolridge. Woolridge was interested in the details and encouraged Anonick to be available to answer questions from other shareholders when he was in Clearfield on August 2, 1999. I find, however, that Anonick needed little encouragement. I do not credit that portion of his testimony which attributes entirely to Woolridge's efforts the attendance of over thirty shareholders at the August 2 meeting. While Anonick's actions were not widespread, they were geared to insure that more than a handful of shareholders were aware of Omega's interest. His solicitation was not limited to those in attendance, but extended to other Clearfield shareholders who would be provided with the extra copies of the Omega agreement, annual report, proxy and financial statements which Anonick provided. Cf. Anago, 792 F. Supp. at 516 (outsider's contact of only four preferred shareholders and approximately ten shareholders out of a total of eighty to ninety shareholders did not establish active or widespread solicitation).

     Omega's solicitations resulted in shareholders of slightly more than 20% of Clearfield's stock executing the Omega Agreement and returning it to Omega. This is a substantial percentage of the stock under the second Wellman factor, particularly in light of the provision in the merger agreement that the exercise of dissenter's rights by only 9% of the shares would derail the merger. This factor is also suggestive of a tender offer.

     There can be little doubt that the $65 share price constituted a premium over Clearfield's book value of $30.00 per share and over its July 28, 1999 market value of $50.44 per share. See exh. P-4, at 1; exh. I-A3, at 2; see also Hanson Trust, 774 F.2d at 58 (observing that SEC's proposed definition of a premium is that price "is $2.00 per share or 5% above market price").

     Nor can there be serious dispute that the $65 share price was firm. The evidence demonstrated that Anonick's negotiations with Woolridge and Mikesell, who did not appear from the evidence to have been authorized to act on behalf of any other shareholders, pertained solely to the contingent nature of the right to receive $65 per share after the conclusion of the shareholder meeting. It does not appear that price--the most important term in the offer--was negotiable. Iavarone v. Raymond Keyes Assoc., Inc., 733 F. Supp. 727, 733 (S.D.N.Y. 1990) ("offer price is firm").

     The contingency of the tender on a fixed number of shares must also be weighed on the "tender offer" side of the scale. Omega's promise to pay $65 per share was not only contingent on obtaining enough dissenters to "kill the deal," but also on successfully negotiating a merger agreement with Clearfield. Whatever doubt may have existed on this point following Lee's testimony was removed once Omega distributed its August 26 letter to Clearfield shareholders.

     The period of time during which the offer was open, the sixth Wellman factor, weighs against Omega's bid being deemed a tender offer. Although the offer was open for a "limited time" because it required the shareholder to accept it by the then-scheduled September 8 shareholder meeting, that date was more than a month away. Moreover, the time afforded shareholders to consider Omega's offer was the same period of time afforded to all shareholders to digest the information about the merger which was detailed in the August 2 proxy statement/prospectus. Cf. SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 951 (9th Cir.1985) (offer was open during the pendency of the competing bid).

     There is no evidence before this court that Omega pressured or coerced Clearfield shareholders to sell their stock. While Anonick met with Woolridge and then with a group of shareholders, he did not imply that they must sign the Omega Agreement at that instant or lose the premium being offered. Whatever pressure may have been felt existed only because of the disparity between the cash value of the two transactions. In other words, the only pressures exerted upon shareholders to commit to Omega's Agreement were a function of ordinary market forces. Hanson Trust, 774 F.2d at 58 ("sellers were not 'pressured' to sell...by any conduct that the Williams Act was designed to alleviate, but by the forces of the market place"); Carter Hawley Hale Stores, 760 F.2d at 952 (pressure of the market place was not the type of pressure the tender offer regulations were designed to prohibit). This is not the sort of pressure the Williams Act was designed to prohibit.

     The eighth Wellman factor is not applicable since there were no public announcements by any party.

     This case points up the difficulties of applying the Wellman-Hanson test, which essentially amounts to one of loosely guided discretion. Although it seems odd to think of "discretion" when determining whether a proposed transaction falls inside or outside the Williams Act, it is not, upon close examination, as strange as it first appears. When, as here, the almost endless variety and novelty of takeover proposals makes it impracticable to "formulat[e] a rule of decision for the matter in issue[,]" the trial judge must necessarily have some degree of judicial "choice" if he or she is to reach a just result and fulfill the congressional mandate of protecting the shareholder. See Ruggero J. Aldisert, The Judicial Process 763 (1976) (quoting Maurice Rosenberg, Judicial Discretion of the Trial Court, Viewed From Above, 22 Syracuse L. Rev. 635
(1971)). In essence, this is what the Second Circuit means when it holds that an offer is a tender offer by reference to "whether the particular class of persons affected need the protection of the [Williams] Act." Hanson Trust, 774 F.2d at
57. Rather than elevating a tautology to the status of a legal test, this is simply a recognition that, as in the case of obscenity that cannot be defined but is immediately identified when seen, see Jacobellis v. Ohio, 378 U.S. 184, 197 (1964) (Stewart, J., concurring), some evaluations can only be made under a "totality of the circumstances" methodology. However intellectually unsatisfying that may be, no court has managed to develop a better alternative, and I can discern none.

     Accordingly, in this case it is appropriate to supplement the Wellman factors, which preponderate in favor of finding a tender offer, with an examination of the alleged misstatements and omissions at issue. If they are major in character, then investors are more likely to have been misled by them and pressured to make an ill-advised decision, which means that those investors are more likely to "need the protection" of the Williams Act as contemplated by the Second Circuit in Hanson Trust, 774 F.2d at 57. One the other hand, if the alleged misrepresentations and omissions were minor, that conclusion would militate against finding a tender offer, Thus, I will also consider the question of materiality; as will be evident from the discussion infra, I conclude that Omega's omissions were material. Combining that conclusions with the above Wellman analysis, it is evident that Omega's proposal constituted a tender offer.

V. Did the Omega Agreement Violate Section 14(e) of the Williams Act?

     A. Elements of a Section 14(e) Claim

     The elements of a ss. 14(e) claim are not set forth specifically in the caselaw. As will be pointed out below, see infra ss.V(C), ss.14(e) was modeled after the antifraud provisions of ss.10(b) and Rule 10b-5. Screiber v. Burlington Northern, Inc., 472 U.S. 1, 10 (1985). Consistent with the ss.10(b) jurisprudence and the language of the statue, I conclude that a plaintiff seeking a permanent injunction must prove that the defendant (1) made misstatements or omissions, (2) of material fact, (3) with scienter, (4) in connection with a tender offer. See 15 U.S.C. ss.78n(e); In re Phillips Petroleum Sec. Litig., 881 F.2d 1236, 1244 (3d Cir. 1989); Chris-Craft Indus. Inc. v. Piper Aircraft Corp., 480 F.2d 341, 362 (2d Cir. 1973). It is plaintiff's burden to proven all of the foregoing by a preponderance of the evidence. Ronson Corp. v. Liquifin Aktiengesellschaft, 370 F.2d 597, 602 (D.N.J.), aff'd, 497 F.2d 394 (3d Cir. 1974); see also Herman & MacLean v. Huddleston, 459 U.S. 375 (1983) (holding preponderance of the evidence standard is applicable in a ss.10(b) claim).

     B. Materiality

     Section 14(e) of the Williams Act provides, in relevant part:

     It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request or invitation.

15 U.S.C. ss.78n(e). The plain language of this provision proscribes three types of conduct: (1) the making of untrue statements of material fact; (2) the omission of material facts which are necessary to make the statements made not misleading; and (3) engaging in fraudulent, deceptive or manipulative acts or practices. Id. After carefully scrutinizing the Omega Agreement in light of the allegations of plaintiff and intervenors, I conclude that the document is devoid of any untrue statements of material fact, and that it does not otherwise constitute a fraudulent, deceptive or manipulative act or practice. What I must consider, then, is whether Omega omitted any materials fact from the two-page agreement.

     In TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976), the Supreme Court defined materiality for purposes of the antifraud provisions of the proxy rules promulgated by the SEC under the Securities Exchange Act of 1934. It declared that the standard of materiality that we think best comports with the policies of Rule 14a-9 is as follows: An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote....It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused the reasonable investor to change his vote. What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

TSC, 426 U.S. at 449. In Staffin v. Greensberg, 672 F.2d 1196 (3d Cir.
1982), the Third Circuit adopted the materiality test enunciated in TSC "as the governing test for an action based on Section 14(e) of the Act." Id. at 1205 n.10; see also Flynn v. Bass Bros. Enter., Inc. 744 F.2d 978, 985 (3d Cir.
1984).

     Clearfield, CSB and Penn Laurel contend that one of the material omissions in the Omega Agreement relates to the exercise of dissenters' rights. The agreement requires the shareholders to oppose the merger and exercise her dissenter's rights in exchange for receiving $65 per share for her Clearfield stock. To exercise those dissenter's rights, a shareholder must give notice to Clearfield before the shareholder meeting. After the shareholder meeting, Clearfield must notify the dissenter to tender her shares of stock so that Clearfield may redeem them at "fair value." To fully exercise dissenter's rights, as contemplated by the Omega Agreement, the dissenter would have to tender her shares to Clearfield after receiving the redemption notice.

     Obviously, then, if a shareholder fully exercises her dissenter's rights, that same shareholder cannot also tender the shares to Omega for $65 per share. Conspicuously absent from the Omega Agreement is any advise to shareholders that they cannot both exercise their dissenters' rights and sell their shares to Omega. As a result, a Clearfield shareholder might reasonably conclude after reading the Agreement that she will be able to sell her shares to Omega for the $65 premium price as long as she opposes the merger and notifies Clearfield before the shareholder meeting of the exercise of dissenter's rights. Such an impression, as made clear in Omega's August 26 letter, would be plainly wrong.

     In an effort to obtain the $65 share price, a shareholder may execute the Omega Agreement, notify Clearfield that she is exercising her dissenter's rights and oppose the merger and yet never obtain the premium price Omega "offered." Such information would unquestionably have significance to a shareholder in deciding how to respond to both Omega's offer and the planned merger which is to be voted on at the shareholder meeting. There can be little doubt that this omission "significantly alter[s] the 'total mix' of information made available[]" to the reasonable investor. TSC Indus., 426 U.S. at 449.

     Omega also did not disclose in the August 2 Agreement whether it had applied for the regulatory approval which must be obtained before it can purchase the dissenting shareholder's stock, nor did Omega mention the time required to obtain such approval. According to Omega's August 26 letter, the necessary regulatory approval may take months, and indeed may still be pending at the end of the year. As a result, it is unlikely that Omega will be able to purchase the dissenting shareholders' stock "as expeditiously as its Offer suggests is possible." Polaroid Corp. v. Disney, 862 F.2d 987, 1005 (3d Cir.1988). As the Third Circuit concluded in Polaroid, a "reasonable shareholder would consider this possibility of delay...to be important in deciding how to respond to the tender offer." Id.

     Omega contends that its August 26 letter cured these deficiencies. While that may be true with respect to the issue of regulatory approval, the letter still fails to explain whether a dissenting shareholder will be able to receive the $65 share price if the merge is defeated. Moreover, it concludes with the misleading instruction that "[i]f you believe that Omega's offer is superior, you must vote against the merger (or at least not vote for it) and filed [sic] the enclosed Notice of Intention to Demand Payment with Clearfield...." Exh. D-F
(emphasis added).

     I conclude that the two-page Omega Agreement contained omissions which a reasonable Clearfield shareholder would consider important in deciding how to vote and whether to exercise dissenters' rights in connection with the proposed merger. Those omissions were, therefore, material. Because it appears that there is a substantial likelihood that Clearfield shareholders will be misled by those omissions, I further conclude, as stated supra, at 26-27 that those shareholders are "persons affected [who] need the protection of the Act," Hanson, 774 F.2d at 57, and that the omissions occurred in connection with a tender offer.

     C. Scienter

     Another question that remains is whether scienter is required in a proceeding for injunctive relief under ss.14(e) of the Act. Clearfield contends that it need not prove scienter, relying upon Polaroid Corp. v. Disney, 862 F.2d at 1005-06. Dkt. no. 15, at 13. Omega argues that scienter is required and that Clearfield has failed to present any evidence to establish this element. Dkt. no. 16, at 12-13.

     The Third Circuit has yet to address whether a plaintiff seeking a permanent injunction under ss.14(e) must prove scienter. Clearfield is correct that the Third Circuit did not require proof of scienter when it directed the issuance of a preliminary injunction in Polaroid, a case involving a tender offer which contained a material omission. 862 F.2d at 1005-06. In fact, the Polaroid opinion does not discuss scienter at all. This does not, however, amount to a sub silentio holding by that court that scienter need not be established to warrant injunctive relief on the merits. Without controlling Third Circuit authority, I must look to the decisions of other courts to resolve this issue.

     In determining whether scienter is a necessary element of a ss.14(e) claim, I again look to the language of the statue:

     It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive or manipulative acts or practices, in connection with any tender offer....

15 U.S.C. ss.78n(e). This language was "modeled on the antifraud provisions of ss. 10(b) of the Act and Rule 10b-5[.]"(5) Schreiber v. Burlington Northern, Inc., 472 U.S. at 10, see also Chris Craft Indus., Inc. v. Piper Aircraft Corp., 480 F.2d at 362 (noting that the "proscription of ss.14(e) is virtually identical to that of Rule 10b-5"); Smallwood v. Pearl Brewing Co., 489 F.2d

--------

(5)  Section 10(b) provides, in relevant part:

     It shall be unlawful for any person, directly or indirectly,...

          (b) To use or employ, in connection with the purchase of or sale of any security registered on a national securities exchange or any security not so registered, any manipulative or deceptive device or contrivance in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

15 U.S.C. ss.78j(b). Rule 10b-5 provides:

     It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange,
     (a) To employ any device, scheme, or artifice to defraud,
     (b) To make any untrue statement of a material fact or to omit to state a fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or
     (c) To engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.

17 C.F.R. ss.240.10b-5.

579, 605 (5th Cir. 1974) (joining Second Circuit's conclusion that "the analysis under Section 14(e) and Rule 10b-5 is identical"). It is well-settled that scienter is a necessary element of a claim under ss.10(b) and Rule 10b-5. Ernst & Ernst v. Hochfelder, 425 U.S. 185 (1976). For that reason, I conclude that scienter is also a necessary element of an action under ss.14(e) and will follow the principles governing scienter applied in a claim under ss.10(b) and Rule 10b-5. See Chris-Craft Indus., 480 F.2d at 362; accord Adams v. Standard Knitting Mills, Inc., 623 F.2d 422, 431 (6th Cir. 1980) (observing language of Williams Act demonstrates that scienter under 10(b) is an element of 14(e)); Smallwood, 489 F.2d at 605; see also Connecticut Nat'l Bank v. Fluor Corp., 808 F.2d 957 (2d Cir. 1987) ("well-settled in this Circuit that scienter is a necessary element of a claim for damages under 14(e)"); Indiana Nat'l Bank v. Mobil Oil Corp., 578 F.2d 180, 184 n.8 (7th Cir. 1978) (acknowledging, without determining, that conclusion that scienter is required in ss.14(e) claim is reasonable); Lowenschuss v. Kane, 520 F.2d 255 (2d Cir. 1975). But see Pryor v. United States Steel Corp., 591 F. Supp. 942, 955 n.19 (S.D.N.Y. 1984) (recognizing that "analogy drawn between Rule 10b-5 and ss.14(e) is, with respect to the issue of scienter, somewhat imperfect" in light of similarity of ss. 14(e) to ss.17(a)(2) which does not require scienter), aff'd in part and rev'd in part on other grounds, 794 F.2d 52 (2d Cir. 1986).

     In Ernst & Ernst, 425 U.S. at 199, the Supreme Court declared that the language of ss.10(b) "connotes intentional or willful conduct designed to deceive or defraud investors...." It concluded "that ss.10(b) was addressed to practices that involve some element of scienter and cannot be read to impose liability for negligent conduct alone." Id. at 201. Rule 10b-5's scope was "no more expansive" than ss.10(b) in the Court's view and it refused "to extend the scope

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



of the statute to negligent conduct."  Id. at 214.

     Scienter was defined in Ernst & Ernst as "a mental state embracing intent to deceive, manipulate or defraud." 425 U.S. at 193 n.12. In In re Phillips Petroleum Sec. Litig., 881 F.2d at 1244, the Third Circuit acknowledged the Supreme Court's definition of scienter and reiterated its own previous holding "that recklessness on the part of a defendant meets the scienter requirement of
Section 10(b) and Rule 10-b5."(6) "recklessness, in turn, is defined as 'an extreme departure from the standards of ordinary care...which presents a danger of misleading...that is either known to the defendant or is so obvious that the actor must be aware of it.'" Id. (quoting Healey v. Catalyst Recovery, Inc., 616 F.2d 641, 649 (3d Cir. 1980)). Although the Private Securities Litigation Reform Act of 1995 established a uniform pleading standard for scienter, see 15 U.S.C. ss. 78u-4, "recklessness...remains a sufficient basis for liability." In re Advanta Corp. Sec. Litig., 180 F.3d 525, 534-35 (3d Cir. 1999).

     In this case, both Lee (Omega's CEO) and Anonick were aware that the planned merger could not be consummated if the dissenting shareholders exceeded nine percent of the issued and outstanding stock. After reviewing Clearfield's S-4 in mid-July and finding that it failed to reveal either Omega's identity or the $65 share price, Anonick and Omega personnel drafted an agreement to present to Clearfield shareholders in an effort to "kill the deal." In that effort, they had the assistance of counsel.

     Omega's strategy hinged entirely on the successful invocation by Clearfield

--------

(6) The Supreme Court in Ernst &Ernst did not address "the question whether, in some circumstances, reckless behavior is sufficient for civil liability under ss.10(b) and Rule 10b-5." 425 U.S. at 193 n.12.

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

shareholders of their dissenters' rights. With that focus, the very first provision of the agreement required the shareholder to vote against the proposed merger and to exercise the dissenter's right of appraisal. The agreement was silent regarding the procedure to be employed, even though the exercise of dissenters' rights requires adherence to a complex statutory scheme with which the average small investor would be unfamiliar. See 7 Pa.C.S.A.
ss. 1222, 1607; 15 Pa.C.S.A. ss. 1571-1580.

     To be sure, a description of dissenters' rights would have made Omega's offer less attractive because it would have explained that a dissenting shareholder must tender his shares to Clearfield, thereby precluding that shareholder from selling his shares to Omega. It was left to Clearfield to advise its shareholders that the Omega agreement was misleading because of this inconsistency. And in the wake of the August 9 letter from Clearfield's board urging shareholders not to sign the agreement, Omega did nothing to amend or clarify its August 2 references to dissenters' rights. Yet one day after the evidentiary hearing on the request for injunction concluded, Omega advised the shareholders who had executed the agreement that is had learned from its "attorneys...that if the merger with Penn Laurel becomes effective, the two page agreement would be null and void because you would no longer be able to transfer title to your Clearfield shares to Omega...." Exh. D-F.

     Omega's silence following Clearfield's August 9 letter accusing it of misleading Clearfield's shareholders is indefensible, especially in light of its August 26 "clarification." I can only conclude that the complete explanation of dissenter's rights omitted from the August 2 agreement was, if not intentional, at least reckless.


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

VI. Pennsylvania Banking Code Claims

     Plaintiff's contention that Omega violated ss.112 of the Banking Code need detain me only briefly. That section provides, inter alia, that no person may acquire or propose to acquire more than ten percent of the shares of a banking institution without prior approval of the Department of Banking. 7 P.S. ss.112(b). It further contains an antifraud provision which prohibits misstatements and omissions in connection with any such acquisition. 7 P.S. ss.112(g). Private rights of action are authorized under the statute, Sheridan
v. Weinberger, 767 F. Supp. 92, 93 (M.D. Pa. 1991), and a court may issue appropriate injunctive relief, Heritage Fin. Servs. Corp. v. Commonwealth Bancshares Corp., 43 Pa. D. &. C.3d 622, 629-30 (C.P. Dauphin Co. 1985).

     Here, there is no dispute that Omega sought to, and did, acquire tenders for more than ten percent of Clearfield Bank's stock. Nor is there any dispute that Omega did not even seek, much less receive, Department approval for its proposed acquisition until after this litigation was instituted, and that approval has still not been received as of the present time. Thus, no other conclusion can be drawn but that Omega violated ss.112.

     Seeking to avoid this result, Omega makes several arguments, all of them unavailing. First, it contends that the two-page agreement is nothing more than the shareholder's offer to Omega to sell stock for $65 per share, noting that Omega has not executed a single such agreement. This is true, so far as it goes, but the fact remains that, but for Omega's solicitation of the shareholders, there would have been no such agreements circulated at all. Putting the formalities of offer and acceptance under contract law aside, it is still obvious that Omega proposed to acquire more than ten percent of the Clearfield shares.

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

     Second, Omega argues that its proposal to acquire Clearfield shares was pursuant to its plan to effectuate a merger with Clearfield, a merger which itself will require regulatory approval. Thus, it asserts that the $65 proposal is exempt under 7 P.S. ss.112(i)(ii) (exempting acquisitions and proposals in the context of a merger that requires Department of Banking approval). This argument confuses Omega's hoped-for outcome--an eventual merger with Clearfield--with Omega's immediate goal--obtaining enough dissenting shareholder votes to torpedo the Penn Laurel merger. A transaction is not a merger merely because its proponent wishes it to be; were that the case, virtually any hostile acquirer could claim the exemption of ss.112(i) and the entire legislative purpose of ss.112(b)--requiring regulatory approval before shares are acquired--would be eviscerated.

     Accordingly, I conclude that Omega has violated ss.112(b). Because whether it has violated the antifraud provisions of ss.112(g) turns on the same analysis applicable to the ss.14(e) federal claim, I must also conclude that Omega has also violated ss.112(g).

VII. Injunctive Relief

     A prayer for injunctive relief in a suit under ss.14(e) requires that the plaintiff establish not only a violation of the statue, but also "irreparable harm and the other usual prerequisites for injunctive relief." Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 65 (1975). In Rondeau, the Supreme Court concluded that injunctive relief in a ss.13(d) claim under the Williams Act could not stand in the absence of irreparable harm. The Court also reiterated its earlier holding in Mills v. Electric Auto-Lite Co., 396 U.S. 375 (1970), that "the questions of liability and relief are separate in private actions under the securities laws, and that the latter is to be determined according to traditional principles." Rondeau, 422 U.S. at 64.

     Having concluded that Clearfield has actually succeeded on the merits of its claims under the Williams Act and the Banking Code, I turn to the question of whether it has also met its burden of showing the prerequisites for injunctive relief. Irreparable harm in this case concerns harm to Clearfield's shareholders. Polaroid, 862 F.2d at 1006. In Polaroid, the Third Circuit concluded that Polaroid had met its burden of showing irreparable harm, reasoning that

     [t]the theory of the Act is that shareholders are unable to protect their interests fully in making these decisions if the tender offeror fails to provide all material information regarding the offer. Irreparable harm arises because of the difficulty of proving money damages in a suit based upon material misrepresentations by the tender offeror. While Congress has determined that accurate disclosure is important to shareholders, it would often be impossible for shareholders to prove that on the facts of their particular tender offer accurate disclosure would have affected their decision making in a particular way with concomitant quantifiable monetary loss. The inadequacy of a remedy at law and the importance that Congress has attached to accurate disclosure of material information establishes irreparable harm.

Id. I find Polaroid's reasoning directly on point in this case and conclude that Clearfield has established the existence of irreparable harm.

     The likelihood of harm to other interested persons by the grant of denial of injunctive relief is not applicable here. Clearfield has raised the interest of its shareholders and there is no evidence that any other party would be significantly harmed by the grant or denial of an injunction, except to the extent that Clearfield, CSB and Penn Laurel, as separate entities, may be harmed by the loss of a unique business opportunity. The interests of management and the competing bidders, however, are of minimal significance in determining the relief to be granted. As the Supreme Court observed in Edgar v. MITE Corp., 457 U.S. at 633, the Williams Act was enacted to protect investors and "it is also crystal clear that a major aspect of the effort to protect the investor was to avoid favoring either management or the takeover bidder." To that


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

end, the Act embodies a "policy of evenhandedness" consistent with Congress's "conviction that neither side in the contest should be extended additional advantages vis-a-vis the investor, who if furnished with adequate information would be in a position to make his own informed choice." Id. at 633-34 (citations and internal quotation marks omitted).

     In determining whether the issuance of an injunction would be in the public interest, the Polaroid decision is again instructive. There, the court observed that the "decision that Congress made in passing the Williams Act...was that notwithstanding any benefits of takeovers, they were not in the public interest if effected through tender offers containing material misrepresentations." 862 F.2d at 1006. Likewise, a takeover effected through a tender offer containing a material nondisclosure is not in the public interest.

     I conclude that Clearfield has satisfied its burden of demonstrating that injunctive relief is warranted because the shareholders will be irreparably harmed if such relief is not granted and such relief will not harm other parties or contravene the interest of the public.

     In determining what relief should be ordered, I am guided by the Supreme Court's observations in Edgar v. MITE Corp. that "Congress sought to protect the investor not only by furnishing him with the necessary information but also by withholding from management or the bidder any undue advantage that could frustrate the exercise of an informed choice." 457 U.S. at 634. Accordingly, the relief must not only apprise the shareholder of the information which Omega failed to disclose in its offer, but also afford sufficient time before the shareholder meeting so that shareholders may carefully consider the competing proposals. Dissemination of the Summary and Conclusion section of this opinion and a postponement of the shareholder meeting are therefore appropriate. Furthermore, to remove any undue advantage to Omega from the existence of the executed Agreements, the executed agreements must be rescinded and returned to the signatory shareholders to remove any misconceptions that they will be entitled to receive $65 per share from Omega if they oppose the merger and exercise their dissenter's rights. The parties must not seek any advantage by selectively quoting from this opinion or by otherwise commenting upon or characterizing holdings contained therein in communications with Clearfield shareholders. Finally, Omega must be enjoined, consistent with state law, from acquiring or seeking to acquire more than ten percent of Clearfield's common stock in the absence of approval from the Pennsylvania Department of Banking.

VIII. Summary and Conclusion
      ----------------------

     Clearfield Bank & Trust Company has sued Omega Financial Corporation alleging that it violated federal securities laws, specifically the Williams Act, by making a tender offer to some of Clearfield's shareholders which contained material omissions. The purpose of the Williams Act is to protect investors by furnishing them with the information needed to make a carefully considered appraisal of the tender offer before them. To accomplish this purpose, the Williams Act requires the disclosure of certain basic facts to shareholders to enable them to make an informed decision.

     I have concluded that an Agreement distributed by Omega to some shareholders on August 2, 1999 in an effort to purchase Clearfield shares was indeed a tender offer, and that it contained a material omission because it failed to explain that shareholders could not both oppose the merger among Clearfield, CSB Bank and Penn Laurel Financial Corporation by exercising dissenters' rights and also sell their stock to Omega for $65 per share. Accordingly, Omega has violated section 14(e) of the Williams Act. To remedy this violation, I am ordering the postponement of the scheduled shareholder meeting, the rescission of all Agreements executed by Clearfield shareholders and their return by Omega, and the distribution to Clearfield's shareholders of this Summary and Conclusion section of my opinion.

     Although I have concluded that equitable relief is appropriate because of a material omission in the tender offer for which Omega is responsible, Clearfield's August 9 letter to its shareholders is problematic as well. While helpful in pointing out the omissions contained in Omega's tender offer, it also included the suggestion that shareholders might be assessed certain costs and fees for the "bad faith" or "vexatious" exercise of their right to dissent.

Shareholders, however, have the right to vote on the merger and to exercise their dissenters' rights as they deem appropriate, and this court concludes that Clearfield's warning was intended to chill the exercise of those rights.

     My resolution of this lawsuit is based on federal law and "[i]n no way should . . . be taken as approval or disapproval of the tender offer, or of the wisdom of acceptance or rejection by the shareholders" of the proposed Clearfield-CSB-Penn Laurel merger transaction. Ronson Corp. v. Liquifin Aktiengesellschaft, 497 F.2d 394, 395 (3d Cir. 1974). Whether the merger transaction becomes effective is a matter best left to the marketplace and the judgment of Clearfield's shareholders.

     An appropriate order follows.





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


                                     O R D E R
                                     ---------


     AND NOW, this 10th day of September, 1999, consistent with the foregoing Opinion, it is hereby

     ORDERED AND DIRECTED that:

1. The Clearfield Bank & Trust shareholder meeting scheduled for Monday, September 20, 1999, is postponed to Monday, September 27, 1999 or such later date as the Clearfield Bank & Trust board of directors shall establish.

2. All Omega Agreements which have been executed by Clearfield Bank & Trust shareholders are hereby voided. Omega Financial Corporation shall forthwith return, by first class mail, the original of each executed agreement to the signatory shareholder, together with the caption page of the accompanying Opinion, the Summary and Conclusion (pages 41 and 42), and this Order. All five pages from the opinion and order should be stapled together as a single document. This mailing shall include no other enclosure.

3. Clearfield Bank & Trust shall forthwith provide notice to its shareholders that the shareholder meeting scheduled for Monday, September 20, 1999 has been postponed and advising them of the re-scheduled date. The caption page of the accompanying Opinion, the Summary and Conclusion (pages 41 and 42), and this Order shall be stapled together as a single document and shall accompany that notice. Omega Financial Corporation shall be assessed the reasonable costs associated with the provision of this notice and shall pay the invoice for the same within thirty days of receipt. This mailing shall include no other enclosure.

4. Clearfield Bank & Trust and Omega Financial Corporation are enjoined, until 72 hours have elapsed since their respective mailings described in paragraphs 2 and 3, from commenting



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


upon or otherwise characterizing this adjudication in any communication to Clearfield shareholders. This shall not preclude either party from communicating to any person its intention to appeal from this order.

5. Clearfield Bank & Trust shall provide any of its shareholders who request it, either orally or in writing, a photocopy of this Opinion. The costs associated with providing a photocopy of this Opinion to any shareholder so requesting it shall be borne by the party to which the request has been made.

6. Omega Financial Corporation is enjoined from acquiring or proposing to acquire more than ten percent of Clearfield Bank & Trust's common stock in the absence of approval from the Pennsylvania Department of Banking.

                                               BY THE COURT,


                                               /s/ D. Brooks Smith
                                               -----------------------------
                                               D. Brooks Smith
                                               United States District Judge

cc: All counsel of record



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